082-04723



PRICER

PRESS RELEASE

from Pricer AB (publ) April 20th 2010

Pricer rolls out ESL with leading Italian hypermarket chain Il Gigante

Il Gigante, a major food retailer chain in Italy operating 43 hypermarkets, made a rollout decision for Pricer ESL to speed up price change execution and reduce operational costs.

Il Gigante is characterized by hypermarkets ranging from 3,000 m² to 9,000 m² and mostly located in the Milan region. The first five Il Gigante hypermarkets will be equipped with the Pricer ESL system before June 2010. The rollout program is to be completed by end 2011 for a total value of over 20 MSEK. "The fact that yet another leading Italian retailer chooses the Pricer system in this highly competitive region is a great success for us," says Charles Jackson, CEO at Pricer. Pricer is, with its master distributor Nicolis Project, in Italy since 2005 and has more than 350 store installations with major food and non-food retail banners.

The rollout decision follows a successful pilot installation in Milan in October 2009."ESL will build price reactivity to increase customer satisfaction and support and improve operations," says Stefano Nicolis, CEO at Nicolis Project.

Central monitoring was a key part of the decision. Pricer's two-way system allows central IT and store managers to monitor and support store employees and limit shrinkage. Il Gigante IT have implemented a full stock support function displayed at the shelf edge by Pricer's segment-based Continuum ESL. Continuum offer multiple page registers to store and display all the product information on the ESL allowing store managers to check at the shelf edge the article turnover, inventory and re-ordering decision thus bringing decision making and analysis where it should be, on the shop floor. Il Gigante has looked at using the ESL to its full potential and has even adapted ESL to their own operations such as using it to monitor from head office the presence of discontinued articles.. Il Gigante today is using eleven + four pages on Continuum ESLs.

Pricer's segment-based ESL range also provides a unique feature named ADS (Automated Display price Scenarios), PowerPoint-like* communication at the shelf edge. ADS enable to display animations and transitions, such as bundle packs, loyalty card price, promotional sequence messaging, providing more flexibility to product promotion. "Il Gigante implemented ADS to communicate easily with their customers and support a dynamic pricing policy," adds M. Nicolis.

* PowerPoint is a product and a brand owned by Microsoft Corporation

About Il Gigante

Il Gigante group was founded in 1972. Their hypermarkets are mainly located in the Northern regions of the country, especially Lombardy, Emilia-Romagna and Piémont.

For further information, please contact:
Charles Jackson, CEO Pricer AB: +46 8 505 582 00

In its capacity as issuer, Pricer AB is releasing the information in this press release in accordance with the Swedish Securities Exchange Act (2007:528). The information was distributed to the media for publication at 12:00 hrs CET on Tuesday April 20th, 2010.

Pricer provides the retail industry's leading electronic display and Electronic Shelf Label (ESL) platform, solutions, and services for intelligently communicating, managing, and optimizing price and product information on the retail floor. Pricer is the only company today offering a communication platform that supports both segment based ESL and pixel-based ESL. The platform is based on a two-way communication protocol to ensure a complete traceability and effective management of resources. The Pricer system significantly improves consumer benefit and store productivity by simplifying work in the store.

Pricer, founded in 1991 in Uppsala, Sweden, offers the most complete and scalable ESL solution. Pricer has about 5,400 installations in more than 40 countries with the largest ESL world market share. Customers include many of the world's top retailers and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ.) is quoted on the Nordic Small Cap list of OMX. For further information, please visit www.pricer.com

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993

dw 5/25

PRICER

PRESS RELEASE

from Pricer AB (publ) March 26th 2010

Notice

The shareholders in Pricer AB (publ) are hereby invited to attend the Annual General Meeting at 3:00 p.m. on 23 April 2010 at Scandic Infra City, Kanalvägen 10, in Upplands Väsby.

Notification of attendance

Shareholders who wish to participate in the Annual General Meeting (AGM)

must be recorded in their own names in the register of shareholders maintained by Euroclear Sweden AB no later than Saturday, 17 April 2010, and

must notify the Company of their intention to participate in the AGM no later than 4:00 p.m. on Monday, 19 April 2010, by mail to Pricer AB (publ), Bergkällavägen 20-22, SE-192 79 Sollentuna, by telephone to +46 (0)8-505 582 00, by fax to +46 (0)8-505 582 01 or by e-mail to info@pricer.com. The notification should include name, address, telephone number, personal or corporate identity number and registered holding.

To be entitled to participate in the AGM, shareholders whose shares are registered in the name of a trustee must temporarily re-register the shares in their own names. Such re-registration should be requested from the trustee well in advance of 17 April 2010.

Where appropriate, proof of authorisation such as a form of proxy or certificate of registration should be sent to the Company prior to the AGM.

Agenda

1. Opening of the AGM.
2. Election of a Chairman of the AGM.
3. Preparation and approval of the voting list.
4. Approval of the agenda.
5. Election of one or two persons to check and sign the minutes.
6. Determination as to whether the AGM has been duly convened.
7. Address by the President of Pricer AB.
8. Presentation of the annual report and the audit report as well as the consolidated financial statements and the audit report for the Group.
9. Resolutions regarding
   a) adoption of the profit and loss account and balance sheet as well as the consolidated profit and loss account and consolidated balance sheet,
   b) allocation of the Company's profit or loss according to the adopted balance sheet,
   c) discharge from liability of the members of the Board of Directors and the President.
10. Determination of fees to be paid to the Board of Directors and Auditors.

11. Election of the Board of Directors.

12. Principles for appointment of the Nomination Committee.

13. Principles for remuneration to senior executives.

14. Authorisation regarding the issuance of shares.

15. Authorisation for the President to make formal changes in connection with registration.

16. Adjournment of the AGM

Proposals from the Nomination Committee:

Item 2: Gunnar Mattsson, an attorney from Advokatfirman Lindahl, is proposed as Chairman of the Annual General Meeting.

Item 10: Board fees are proposed to be paid in a total amount of SEK 1,250,000, of which SEK 450,000 to the Chairman and SEK 200,000 to each of the other members. This is SEK 200,000 less than the previous year due to fewer board members. No fees or remuneration are proposed for work on the Nomination Committee or other Board committees. However, expenses incurred in the work of the Nomination Committee are reimbursed by the company. It is proposed that fees to the company's auditors be paid according to approved account.

Item 11: It is proposed that Mikael Bragd, Bo Kastensson, Peter Larsson and Bernt Magnusson be re-elected. Daniel Furman has declined re-election. Peter Larsson is proposed as Chairman of the Board.

Item 12: The Nomination Committee proposal is identical to that of the previous year. The Nomination Committee proposes that the Board Chairman be authorised to contact the three largest shareholders in the Company and request that each of them appoint one representative to serve on a Nomination Committee, together with the Board Chairman, for the period until the appointment of a new Nomination Committee as authorised by the next AGM. Furthermore, the Nomination Committee shall include one representative for the smaller shareholders who has an independent status in relation to the Company and its major shareholders. If any of the three largest shareholders refrains from appointing a representative, the shareholder next in order of voting power shall have the right to appoint a representative. The names of the members of the Nomination Committee shall be published at the latest six months before the AGM. The three largest shareholders shall be determined on the basis of the known number of votes immediately prior to the date of publication.

If needed, the Board shall be able to convene the previous Nominating Committee before a new Nominating Committee has been formed according to the principles stated above.

If, during the term of office of the Nomination Committee, one or several of the shareholders that have appointed members to the Nomination Committee are no longer among the three largest shareholders in terms of voting power, the members appointed by these shareholders shall vacate their seats on the committee and the shareholder(s) that are currently among the three largest holders of votes shall have the right to appoint representatives. However, no changes shall be made in the composition of the Nomination Committee unless there is special reason to do so, if only marginal changes in voting power have taken place or if the change occurs less than 2 months before the AGM. A shareholder that has appointed a representative to the Nomination Committee has the right to remove such member and appoint a new member in his or her place. If a member leaves the Nomination Committee before its work is completed, the shareholder that has appointed the member shall have the right to appoint a replacement. Changes in the composition of the Nomination Committee shall be published immediately on the Company's website.

The Nomination Committee shall prepare recommendations on the following matters to be submitted to the 2011 AGM for decision: (a) election of the Board of Directors, (b) election of the Board Chairman, (c) the amount of fees to be paid to independent Board members and the apportionment between the Chairman and other members of the Board, as well as the amount of compensation for work on the committees, (d) proposal of fee to Auditors (e) election of Chairman of the AGM and (f) principles for appointment of the Nomination Committee

Proposals from the Board of Directors:

Item 9 b: The Board of Directors has decided not to propose any dividend.

Item 13: The Board of Directors proposes that AGM adopt the following principles, being the same as the previous year, for remuneration to senior executives. Senior executives include the President and CEO, the CFO and other members of the Group's Executive Management.

Pricer shall offer a total remuneration package that is market-based with respect to conditions in the country where each member of the Executive Management resides and that enables the Company to recruit and retain qualified senior executives. Remuneration to senior executives shall consist of basic salary, a variable salary component, pension and other customary benefits.

Basic salary is determined individually and is based on each executive's role, performance, results and responsibilities. The level of salary shall be market-based and shall be reviewed annually. The variable salary component is based on the attainment of financial targets and individually set goals.
The amount of variable salary shall not exceed the basic salary.

The pension benefits of senior executives shall be market-based and should be of the defined-contribution type or comparable to a public pension plan.

In order to encourage senior executives to align their long-term objectives with those of the Company's shareholders, the Company shall be able to offer incentives in the form of share-based instruments, in addition to salary, pension and other forms of compensation.

The President has a notice period of 12 months in the event of termination of employment on the part of the Company, and six months in the event of termination of employment on the part of the President. The notice period for other senior executives varies, but may in no case exceed 12 months. Senior executives are not entitled to termination benefits.

The Board of Directors shall have the right to deviate from the above guidelines if the Board deems this to be motivated by special reasons in an individual case.

Item 14: The Board of Directors proposes that AGM authorises the Board, in line with what has been proposed and adopted in the previous year, on one of more occasions during the period before the next AGM, to decide on the issuance of no more than 50,000,000 new shares of class B. The Board shall have the right to decide on the issuance of shares in exclusion of the shareholders' pre-emptive rights, with or without non-cash consideration. This authorisation shall be exercisable only in connection with the acquisition of companies, operations, intangible rights or other assets.

Shares and votes

To Company has a total of 1,016,132,200 shares, of which 2,260,717 are of class A and 1,013,871,483 are of class B, corresponding to a total of 1,025,175,068 votes.

Documents to the General Meeting

The Annual report and the audit report for 2009, the corporate governance report and the resolutions of the Board and motions for resolutions regarding items 13-14 will be available on the Company's website no later than 9 April 2010. For reasons of cost, these documents will be distributed only the shareholders who request them and provide their postal address.

Sollentuna, March 2010

Pricer AB (publ)
The Board of Directors

For further information, please contact:
Charles Jackson, CEO Pricer AB: +46 8 505 582 00

In its capacity as issuer, Pricer AB is releasing the information in this press release in accordance with the Swedish Securities Exchange Act (2007:528). The information was distributed to the media for publication at 09:00 hrs CET on Friday March 26th, 2010.

Pricer provides the retail industry's leading electronic display and Electronic Shelf Label (ESL) platform, solutions, and services for intelligently communicating, managing, and optimizing price and product information on the retail floor. Pricer is the only company today offering a communication platform that supports both segment based ESL and pixel-based ESL. The platform is based on a two-way communication protocol to ensure a complete traceability and effective management of resources. The Pricer system significantly improves consumer benefit and store productivity by simplifying work in the store.

Pricer, founded in 1991 in Uppsala, Sweden, offers the most complete and scalable ESL solution. Pricer has about 5,400 installations in more than 40 countries with the largest ESL world market share. Customers include many of the world's top retailers and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ.) is quoted on the Nordic Small Cap list of OMX. For further information, please visit www.pricer.com

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993

PRICER

PRESS RELEASE

from Pricer AB (publ) March 10th 2010

In its capacity as issuer, Pricer AB is releasing the information in this press release in accordance with the Swedish Securities Exchange Act (2007:528). The information was distributed to the media for publication at 14.00 hrs CET on Wednesday March 10th, 2010.

Pricer rolls out ESL at one of North America's top 50 retailers

A North American food chain operating over 250 grocery stores has signed an agreement to equip 40 stores with Pricer ESL in its home market. The retailer is ranked in the annual Deloitte market survey of the 250 top retailers worldwide. This first phase of deployment will start in March and be completed within a year for an order value to Pricer of nearly 30M SEK. Pricer's reseller will ensure system implementation and support services.

"We are proud to have been chosen by this chain to supply the tools and systems to enable electronic shelf pricing," says Charles Jackson, CEO at Pricer. "It is a significant ESL decision in this important market and reflects the increasing relevance of ESL in today's food retailing," says Mr. Jackson. "I would like to thank all those involved in the project for the enormous efforts which have gone into the evaluation program."

The retailer started the initial 9 store evaluation program in 2007. Price automation will enable significant time-savings on price reactivity and free up more time to serve customers. "The Key factor in the decision was to increase customer and employee goodwill," says Oron Branitzky, VP Sales at Pricer. Compared to the rest of the industry, Pricer ESL couples the highest system performance with long term investment protection and future proof architecture that is robust and scalable.

For further information, please contact:
Charles Jackson, CEO Pricer AB: +46 8 505 582 00

***Pricer** provides the retail industry's leading electronic display and Electronic Shelf Label (ESL) platform, solutions, and services for intelligently communicating, managing, and optimizing price and product information on the retail floor. Pricer is the only company today offering a communication platform that supports both segment based ESL and pixel-based ESL. The platform is based on a two-way communication protocol to ensure a complete traceability and effective management of resources. The Pricer system significantly improves consumer benefit and store productivity by simplifying work in the store.*

Pricer, founded in 1991 in Uppsala, Sweden, offers the most complete and scalable ESL solution. Pricer has about 5,400 installations in more than 40 countries with the largest ESL world market share. Customers include many of the world's top retailers and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ.) is quoted on the Nordic Small Cap list of OMX. For further information, please visit www.pricer.com

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993

PRICER

PRESS RELEASE

from Pricer AB (publ) May 4th 2010

Leading French DIY retailer Castorama deploys Pricer ESL

Castorama, the 2nd largest retailer in French Do-It-Yourself (DIY) industry, part of the Kingfisher Group, recently signed a frame agreement to roll out Pricer ESL across France. The first 19 stores will be completed during the first half of this year for a total order value of 57 MSEK.

Castorama will implement from 45,000 to 75,000 ESL per store enabling staff to save time on daily routine and be more available for sales and other value added tasks. Today, Castorama uses four pages on Pricer ESL to display price and product management information such as next delivery dates and stock quantities.

"This agreement is a first of its kind and demonstrates how Pricer can help other important retail segments manage and support their core activity – serving customers", says Charles Jackson, CEO at Pricer. "Castorama is the first major European DIY retailer to trigger a nationwide ESL deployment and we are proud to have secured this significant contract", M. Jackson adds.

Castorama had evaluated three different systems and piloted two over a year ago. After a successful pilot combining segment and graphic displays, Pricer won the next step of implementing a full store pilot in the Paris area with 40,000 ESL. Castorama finally selected Pricer infrared ESL to implement in their 105 stores. "Pricer was able to offer the most scalable two-way ESL solution," says Philippe Goas, Area Manager Middle Europe at Pricer."

About Castorama and Kingfisher

Castorama, French DIY banner founded in 1969, is the 2nd largest DIY retailer in France. Castorama holds 20% market share in France. The average surface of a store is about 7,500 m². Castorama is part of the Kingfisher group since 2002.
Kingfisher is the n°3 DIY retailer worldwide and has nearly 660 stores in 8 European countries. Kingfisher group have under their banner Brico Dépôt in France, B&Q, Screwfix Direct and Trade Depot, and have a strategic alliance with Hornbach, one of the leading DIY retailers in Germany with 120 stores.

For further information, please contact:
Charles Jackson, CEO Pricer AB: +46 8 505 582 00

In its capacity as issuer, Pricer AB is releasing the information in this press release in accordance with the Swedish Securities Exchange Act (2007:528). The information was distributed to the media for publication at 14:00 hrs CET on Tuesday May 4th, 2010.

Pricer provides the retail industry's leading electronic display and Electronic Shelf Label (ESL) platform, solutions, and services for intelligently communicating, managing, and optimizing price and product information on the retail floor. Pricer is the only company today offering a communication platform that supports both segment based ESL and pixel-based ESL. The platform is based on a two-way communication protocol to ensure a complete traceability and effective management of resources. The Pricer system significantly improves consumer benefit and store productivity by simplifying work in the store.

Pricer, founded in 1991 in Uppsala, Sweden, offers the most complete and scalable ESL solution. Pricer has about 5,400 installations in more than 40 countries with the largest ESL world market share. Customers include many of the world's top retailers and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ.) is quoted on the Nordic Small Cap list of OMX. For further information, please visit www.pricer.com

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993